BHP LIMITED
[FILE NO.  001-09526]

Attached (pdf file) is BHP BILLITON PROPOSED DLC MERGER - EXPLANATORY MEMORANDUM AND NOTICE OF MEEETING.

3 complete copies are being posted [one of which has been manually signed] of a Report on Form 6-K dated 18 April 2001.

A copy of the Report has also been forwarded to the New York Stock Exchange
Inc.


Yours faithfully,

R V TAYLOR


Report of Foreign Issuer


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934